UNAUDITED

COMMONGROUNDS COOPERATIVE

ANNUAL FINANCIAL REPORT

December 31, 2018

UNAUDITED

COMMONGROUNDS COOPERATIVE

Table of Contents
December 31, 2018



COOLEY HEHL SABO & CALKINS

CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Review Report

To the Board of Directors
of Commongrounds Cooperative
425 Boardman Avenue, Ste. C
Traverse City, MI 49684

We have reviewed the accompanying financial statements of the Commongrounds Cooperative which comprise the balance sheet as of December 31, 2018, and the related statement of income, statement of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Corporation's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Cooley Hehl Sabo & Calkins

August 7, 2019

ONE SOUTH MONROE STREET
MONROE, MI 48161
TELEPHONE: (734) 241-7200
FAX: (734) 241-2637
www.chsccpa.com

UNAUDITED

COMMONGROUNDS COOPERATIVE

Balance Sheet
Year Ended December 31, 2018

Assets

Current Assets:

Cash and cash equivalents	$77,331
Investment in Commongrounds, LLC	500,000
Accounts receivable	1,448
Total Current Assets	578,779

Capital Assets

Construction in Progress	45,783
Less: Accumlated depreciation	0
Total Capital Assets	45,783
Total Assets	$624,562

Liabilities

Current Liabilites:

Accrued interest	$22,306
Loans payable	670,000
Total Long Term Liabilites	692,306

Equity

Class C Stockholders' equity	20,000
Retained earnings	(87,744)
Total Equity	(67,744)
Total Liabilities and Equity	$624,562

See accompanying notes and independent accountant's review report.

UNAUDITED


COMMONGROUNDS COOPERATIVE

Statement of Income
Year Ended December 31, 2018


Income	
Other	$2
Total Income	2
Cost of Operations	
Operating expenses - Schedule 1	64,440
Total Cost of Operations	64,440
Other Income (Expense)	
Interest expense	(23,306)
Net Income (Loss)	($87,744)

COMMONGROUNDS COOPERATIVE

Statement of Operations
Year Ended December 31, 2018

Schedule 1

OPERATING EXPENSES

Advertising and marketing	$6,167
Bank charges and fees	5,453
Events	1,522
Insurance	172
Professional services	49,619
Miscellaneous	168
Office supplies and software	1,339
Total Operating Expenses	$64,440

See accompanying notes and independent accountant's review report.

UNAUDITED

COMMONGROUNDS COOPERATIVE

Changes in Stockholders' Equity
Year Ended December 31, 2018

	Stockholders' Equity	Retained Earnings	Total Stockholders' Equity
Balance December 31, 2017	$0	$0	$0
Class C Stockholders' Equity	20,000	0	20,000
Net income (loss) for the year	0	(87,744)	(87,744)
Balance December 31, 2018	$20,000	($87,744)	($67,744)

See accompanying notes and independent accountant's review report.

COMMONGROUNDS COOPERATIVE

Statement of Cash Flows
Year Ended December 31, 2018

Cash Flows from Operating Activities

Net Income (Loss)	($87,744)
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Depreciation	0
(Increase) decrease in accounts receivable	(1,448)
Increase (decrease) in accrued interest	22,306
Net Cash Provided (Used) by Operating Activities	20,858

Cash Flows from Capital and Related Financing Activities

Aquistion of capital assets	(45,783)
Aquistion of investment	(500,000)
Class C shareholders' equity	20,000
Increase (decrease) in short-term borrowings	670,000
Net Cash Provided (Used) by Capital and Financing Activities	144,217
Net Increase (Decrease) in Cash	77,331
Cash - Beginning of Year	0
Cash - End of Year	$77,331
Interest paid	$1,000
Income taxes paid	$0

See accompanying notes and independent accountant's review report.

Note 1   Nature of Operations
All of the operations of the Commongrounds Cooperative (Cooperative) shall be on a cooperative basis and for the mutual benefit of the members. The Cooperative is formed on a nonstock basis. The corporation shall operate for the purposes lawful for a consumer cooperative under the Nonprofit Corporation Act. The purposes include community and real estate development and transforming real estate development by providing inclusive opportunity for community and tenant members to own and engage with all stages of a development, including planning, financing, ownership, and management; to design facilities for their benefit, use, and occupancy; and purposes and activities incidental and related to the foregoing purposes.

Note 2   Summary of Significant Accounting Policies
A.   Basis of Accounting
The financial statements of the Cooperative are prepared on the accrual basis of accounting in accordance with general accepted accounting principles.

B.   Cash and Cash Equivalents
For the purpose of the Statement of Cash Flows, the Cooperative considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

D.   Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

E.   Real Estate and Depreciation
Real estate is stated at cost less accumulated depreciation without consideration of net realizable value. Depreciation for the building and building improvements is calculated on the straight-line method over their estimated useful lives.

F.   Federal Taxes
The Cooperative is subject to federal taxation under the Internal Revenue Code. The Cooperative has adopted the accounting guidance for uncertainty in income tax, which clarifies the accounting and recognition for tax positions taken or expected to be taken in the income tax returns. The Cooperative's Form 1120-C, *U.S. Income Tax Return for Cooperative Associations,* for the year ending 2018 is subject to examination by the IRS, generally for three years after they are filed.

G.   Related Party
The Cooperative is developing a new real estate project at 416 East Eighth Street and has the right to lease the land from Commongrounds, LLC, a Michigan limited liability company of which the Cooperative is a 60% owner.

H.   Subsequent Events
The Cooperative's management evaluated subsequent events from December 31, 2018 through August 7, 2019, the date the financial statements were available to be issued.

Note 3   Deposits
At year end, the Cooperative has $77,331 invested in a checking account and a savings account. The Cooperative's deposits are insured by the NCUA in the amount of $77,331.

Note 4   Capital Assets
Depreciation is computed on the straight-line basis over the estimated useful lives of the assets of five to thirty-nine years. Depreciation expense was $0 for 2018. Capital assets are recorded at historical cost or fair market value, if donated. Capital assets consisted of the following:

	2018
Construction in Progress	$45,783
Less: Accumulated Depreciation	0
Total Capital Assets	$45,783

Note 5   Investment
The Cooperative determines fair values by applying the following guidelines. If available, the Cooperative uses market prices in active markets for identical assets and classifies these assets as Level 1. When the market prices for similar financial instruments in an active market are not available, the Cooperative estimates fair value based on pricing models using matrix pricing and classifies these assets as Level 2. In situations where there is little or no market activity for same or similar financial instruments, the Cooperative estimates fair value using its own assumptions about future cash flows and appropriate risk-adjusted discount rates and classifies these assets as Level 3. As of December 31, 2018, the Cooperative's investment holding was a Level 3 asset. The Cooperative did not have any Level 1 or Level 2 assets during the reported years.

Level 3 investment holding as of December 31, 2018, is as follows:

	2018	
	Cost	Fair Value
Commongrounds, LLC	$500,000	$500,000

Note 6   Income Taxes
The Cooperative has $87,744 in net operating loss carryforward ("NOL") available for federal income tax purposes. The NOL was generated in the year ended December 31, 2018. Because the future utilization of this NOL tax is uncertain, no related deferred tax asset has been reflected in the accompanying financial statements.

Note 7   Debt
Short-term debt consists of the following:

On June 28, 2018, the Cooperative obtained a loan from ███████ and ███████ The loan is payable in full no later than December 31, 2018. The Cooperative reserves the right to prepay the loan together with a prepayment penalty in the amount of $500 prior to the due date. If the note is prepaid, the sum of $7,500, representing interest and a loan fee to the date of maturity, will be prorated based on the number of days up to and including prepayment divided by the number of days to the maturity date. As of December 31, 2018, the outstanding balance was $25,000. The terms of the loan were extended in 2019, and the loan was paid in full as of July 1, 2019.

On July 18, 2018, the Cooperative obtained a loan from ███████ The loan is payable in full no later than December 31, 2018. The Cooperative reserves the right to prepay the loan together with a prepayment penalty in the amount of $500 prior to the due date. If the note is prepaid, the sum of $7,500, representing interest and a loan fee to the date of maturity, will be prorated based on the number of days up to and including prepayment divided by the number of days to the maturity date. As of December 31, 2018, the outstanding balance was $45,000. The terms of the loan were extended in 2019, and the loan was paid in full as of July 1, 2019.

On August 16, 2018, the Cooperative obtained a loan from ███████ The principal sum of $500,000 together with interest at the rate of $.00% simple interest per annum on the principal balance outstanding, until due and payable under the terms hereof on December 14, 2018, and thereafter, at the rate of 24.00% simple interest per annum on the principal balance outstanding until paid in full. Interest shall accrue beginning as of the date of this note. The terms of the loan were extended in 2019, and the loan was paid in full as of April 2019.

On November 15, 2018, the Cooperative obtained a loan from ███████ The loan is payable in full no later than March 31, 2019. The Cooperative reserves the right to prepay the loan repayment amount prior to the due date without penalty. Zero percent interest shall be charged on the loan. As of December 31, 2018, the outstanding balance was $100,000. The terms of the loan were extended in 2019, and the outstanding balance as of August 7, 2018 was $600,000.

Note 8   Lease
Effective upon signing of the lease, for a term of ninety-nine (99) the Cooperative has the right to lease the land located at 416 East Eighth Street from Commongrounds, LLC.